WOODSIDE
AUSTRALIAN ENERGY

02 DEC 12 AM 9:45

26 November 2002

02069034

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
JAN 1? 2003
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-191-P (Exeter-3), lodged with the Australian Stock Exchange on 26 November 2002;
- Stock Exchange Release in relation to WA-254-P (Argos-1), lodged with the Australian Stock Exchange on 26 November 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth. Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08)

82.2280

26 November 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that the Exeter-3 exploration well located in the Carnarvon Basin of the North West Shelf was drilling ahead in 8½ inch hole at a depth of 3325 metres on 26 November 2002.

Since the last report, the blow out preventors were run, the 12¼ inch hole was drilled and cased, and the 8½ inch hole was drilled to the current depth.

The Sedco 703 drilling rig is drilling the well. The well location is approximately 1.5 kilometres south of the Exeter-1 oil discovery well. Water depth at the location is 141 metres and the planned total depth is 4076 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

ANTHONY NIARDONE
Asst. Company Secretary

26 November 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-254-P
Argos-1

Woodside Energy Ltd., a participant in the WA-254-P Joint Venture, reports that the Argos-1 exploration well located in the Carnarvon Basin off the North West Shelf was plugged and abandoned on 20 November 2002, after the objective Lower Cretaceous sands were evaluated to be water-bearing. The Ensco 56 drilling rig moved off location on the same date.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-254-P(1) is 24.375%. The permit is operated by Apache Northwest Pty Ltd (47.8879%). Other participants are First Australian Resources NL (10.7143%), Pan Pacific Petroleum NL (2.9914%), Sun Resources NL (7.8571%) and Victoria Petroleum NL (6.1743%).

ANTHONY NIARDONE
Asst. Company Secretary